**Filed Pursuant to Rule 433**
Registration No. 333-180289
Dated December 4, 2013
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Equity Index Underlying Supplement dated March 22, 2012)

# HSBC USA Inc.
## Averaging Notes

▸ Averaging Notes Linked to the S&P 500® Index

▸ Maturity of 5.5 years

▸ Exposure to any positive return of the reference asset, based on the average closing level of the reference asset on the quarterly observation dates over the term of the Notes

▸ If the average of the closing levels of the reference asset on the quarterly observation dates is equal to or lower than the initial level, then the Notes will pay principal at maturity

▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Averaging Notes (each a "Note" and collectively the "Notes") will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying Equity Index Underlying Supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction.** See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

The Estimated Initial Value of the Notes on the pricing date is expected to be between $[930] and $[975] per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-4 and "Risk Factors" beginning on page FWP-7 of this document for additional information.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document, page S-3 of the accompanying prospectus supplement, and page S-1 of the accompanying Equity Index Underlying Supplement.**

| | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000 | | |
| Total | | | |

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.75% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

**The Notes:**

| **Are Not FDIC Insured** | **Are Not Bank Guaranteed** | **May Lose Value** |
|---|---|---|

**HSBC USA Inc.**

# Averaging Notes
**Linked to the S&P 500® Index**

## Indicative Terms

| | |
|---|---|
| **Principal Amount** | $1,000 per Note |
| **Reference Asset** | The S&P 500® Index ("SPX") |
| **Term** | 5.5 years |
| **Reference Return** | $\dfrac{\text{Average Closing Level} - \text{Initial Level}}{\text{Initial Level}}$ |
| **Payment at Maturity per Note** | **If the Reference Return is greater than zero**, you will receive**:** $1,000 + ($1,000 × Reference Return). <br><br> **If the Reference Return is less than or equal to zero**, you will receive the $1,000 Principal Amount. |
| **Initial Level** | The Official Closing Level of the SPX on the pricing date. |
| **Average Closing Level** | The arithmetic average of the Official Closing Level of the SPX on each of the Observation Dates. |
| **Trade Date** | December 26, 2013 |
| **Pricing Date** | December 26, 2013 |
| **Original Issue Date** | December 31, 2013 |
| **Final Valuation Date** | June 26, 2019 |
| **Maturity Date** | July 1, 2019 |
| **Observation Dates** | See page FWP-4 |
| **CUSIP/ISIN** | 40432XQU8/US40432XQU80 |

## The Notes

The Notes provide an opportunity for potentially positive returns if the average of the closing levels of the Reference Asset on each of the quarterly Observation Dates over the term of the Notes is higher than the Initial Level. If the Average Closing Level of the Reference Asset is less than the Initial Level, the Notes provide full repayment of principal at maturity, subject to the credit risk of HSBC.



The offering period for the Notes is through **December 26, 2013**

## Features of Quarterly Averaging

► The return on securities with quarterly averaging, such as the Notes, may be less volatile compared to securities where the return is fixed from point to point. However, the effect of the quarterly averaging may reduce the return on the Notes under certain market conditions.

► As compared with the point to point payoff method, a quarterly averaging payoff method may yield a higher final return in the event the Reference Asset increases over the term of the Notes but declines near the end. However, it may yield a lower final return in the event that the Reference Asset declines over most of the term of the Notes but increases near the end.

► Averaging will not reflect the full performance of the Reference Asset if the Reference Asset steadily increases over the term of the Notes.

## Information about the Reference Asset

### S&P 500® Index ("SPX")

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. The top 5 industry groups by market capitalization as of December 3, 2013 were: Information Technology, Financials, Health Care, Consumer Discretionary and Industrials



Source: Bloomberg Professional® service

The graph above illustrates the daily five year performance of the Reference Asset through November 29, 2013. The closing levels in the graph above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset please see "The S&P 500® Index" on page FWP-13 and in the accompanying Equity Index Underlying Supplement. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

# HSBC USA Inc.
# Averaging Notes



## Linked to the S&P 500® Index

The offering of Notes will have the terms described in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control.

**This free writing prospectus relates to an offering of Notes linked to the performance of the S&P 500® Index (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:**

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | The S&P 500® Index ("SPX") |
| **Trade Date:** | December 26, 2013 |
| **Pricing Date:** | December 26, 2013 |
| **Settlement Date:** | December 31, 2013 |
| **Final Valuation Date:** | June 26, 2019, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement. |
| **Maturity Date:** | 3 business days after the Final Valuation Date, and expected to be July 1, 2019. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. |
| **Observation Dates:** | The 26th calendar day of each March, June, September, and December, commencing March 26, 2014, up to and including the Final Valuation Date. There will be a total of 22 Observation Dates over the term of the Notes. If a scheduled Observation Date is not a scheduled trading day, the next scheduled trading day shall be such Observation Date. The Observation Dates are subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement. |
| **Reference Return:** | The quotient, expressed as a percentage, calculated as follows: |

$$\frac{\text{Average Closing Level} - \text{Initial Level}}{\text{Initial Level}}$$

| | |
|---|---|
| **Payment at Maturity per Note:** | *If the Reference Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, equal to: |
| | $1,000 + ($1,000 × Reference Return). |
| | *If the Reference Return is less than or equal to zero*, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, equal to the $1,000 Principal Amount. |
| **Initial Level:** | The Official Closing Level (as defined below) on the Pricing Date, as determined by the calculation agent. |
| **Average Closing Level:** | The arithmetic average of the Official Closing Level of the SPX on each of the quarterly Observation Dates. |
| **Official Closing Level:** | The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the closing level displayed on the Bloomberg Professional® service page "SPX <INDEX>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable. |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |
| **CUSIP/ISIN:** | 40432XQU8/US40432XQU80 |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors—The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any." |

*The Trade Date and the Pricing Date set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.*

## GENERAL

This free writing prospectus relates to an offering of Notes linked to the Reference Asset.  The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc.  We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part.  Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012.  If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control.  You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this free writing prospectus, page S-3 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.  As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering.  You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov.  Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

▸ The prospectus supplement at:  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The prospectus at:  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes.  You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance.  In the event of any material changes to the terms of the Notes, we will notify you.

## PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Payment at Maturity, which is an amount in cash, described below:

**If the Reference Return is greater than zero**, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, equal to:  $1,000 + ($1,000 × Reference Return).

**If the Reference Return is less than or equal to zero,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, equal to the $1,000 Principal Amount.

**Interest**

The Notes will not pay interest.

**Calculation Agent**

We or one of our affiliates will act as calculation agent with respect to the Notes.

**Business Day**

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

**Payment When Offices or Settlement Systems Are Closed**

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

**Reference Sponsor**

S&P Dow Jones Indices LLC, a part of McGraw-Hill Financial, is the reference sponsor.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▶ You seek an investment with returns linked to the potential positive average performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the Notes.

▶ You are comfortable receiving only the Principal Amount of your Notes at maturity if the Reference Return is below zero.

▶ You are willing to forgo dividends or other distributions paid to holders of the stocks comprising the Reference Asset.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▶ You are unwilling to receive only the Principal Amount of your Notes at maturity if the Reference Return is below zero.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on the stocks comprising the Reference Asset.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— General Risks Related to Indices" in the Equity Index Underlying Supplement.

**Credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**Because the Average Closing Level is based on an average of the Official Closing Levels of the Reference Asset on each Observation Date throughout the term of the Notes, the Average Closing Level may be less than the Official Closing Level of the Reference Asset on the Final Valuation Date.**

Because the Average Closing Level is calculated by reference to an average of the Official Closing Levels of the Reference Asset on various Observation Dates throughout the term of the Notes, the Average Closing Level, as so calculated, may be less than the Official Closing Level of the Reference Asset on the Final Valuation Date. As a result, the Payment at Maturity you receive may be less than the return you would receive if the Payment at Maturity was based solely on the Official Closing Level of the Reference Asset on the Final Valuation Date. This difference could be particularly large if there is a significant increase in the Official Closing Level of the Reference Asset during the latter portion of the term of the Notes. Additionally, the secondary market value of the Notes, if such a market exists, will be impacted by the Official Closing Level of the Reference Asset on any previous Observation Dates, in that those levels will impact the amount payable at maturity.

**The amount payable on the Notes is not linked to the level of the Reference Asset at any time other than on the Observation Dates, including the Final Valuation Date.**

The Average Closing Level will be based on the Official Closing Levels of the Reference Asset on each of the Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the level of the Reference Asset appreciates during the term of the Notes on days other than the Observation Dates, including the Final Valuation Date, but then decrease on one or more of the Observation Dates, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Reference Asset prior to such decrease. Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Average Closing Level, the Payment at Maturity will be based solely on the Official Closing Level of the Reference Asset on each of the Observation Dates, including the Final Valuation Date.

**The Notes will not bear interest.**

As a holder of the Notes, you will not receive interest payments.

**Changes that affect the Reference Asset will affect the market value of the Notes and the amount you will receive at maturity.**

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of and return on the Notes.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the amounts owed to you under the terms of the Notes.

**The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect the implied borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. The implied borrowing rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities, and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the relevant Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately [13] months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**Lack of liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Tax treatment.**

HSBC intends to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount in gross income each year, even though no payments will be made on the Notes until maturity.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" below and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Average Closing Level of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level of the Reference Asset used in the illustrations below is not expected to be the actual Initial Level of the Reference Asset to which your Notes are linked. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset. With respect to the Notes, the Payment at Maturity may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table and examples below have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Total Return" below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount of Notes to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. You should not take the below illustration as an indication or assurance of the expected performance of the Reference Asset or return of the Notes.

The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Hypothetical Initial Level: 1,500.00

The actual Initial Level will be determined on the Pricing Date.

| Hypothetical Average Closing Level | Hypothetical Reference Return | Hypothetical Total Return |
|---|---|---|
| 3,000.00 | 100.00% | 100.00% |
| 2,850.00 | 90.00% | 90.00% |
| 2,700.00 | 80.00% | 80.00% |
| 2,550.00 | 70.00% | 70.00% |
| 2,400.00 | 60.00% | 60.00% |
| 2,250.00 | 50.00% | 50.00% |
| 2,100.00 | 40.00% | 40.00% |
| 1,950.00 | 30.00% | 30.00% |
| 1,800.00 | 20.00% | 20.00% |
| 1,725.00 | 15.00% | 15.00% |
| 1,650.00 | 10.00% | 10.00% |
| 1,575.00 | 5.00% | 5.00% |
| 1,530.00 | 2.00% | 2.00% |
| 1,515.00 | 1.00% | 1.00% |
| **1,500.00** | **0.00%** | **0.00%** |
| 1,485.00 | -1.00% | 0.00% |
| 1,470.00 | -2.00% | 0.00% |
| 1,425.00 | -5.00% | 0.00% |
| 1,350.00 | -10.00% | 0.00% |
| 1,275.00 | -15.00% | 0.00% |
| 1,200.00 | -20.00% | 0.00% |
| 1,050.00 | -30.00% | 0.00% |
| 900.00 | -40.00% | 0.00% |
| 750.00 | -50.00% | 0.00% |
| 600.00 | -60.00% | 0.00% |
| 450.00 | -70.00% | 0.00% |
| 300.00 | -80.00% | 0.00% |
| 150.00 | -90.00% | 0.00% |
| 00.00 | -100.00% | 0.00% |

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the Notes.

**Example 1: The Reference Asset increases over the term of the Notes.**

| OBSERVATION DATES | OFFICIAL CLOSING LEVELS |
|---|---|
| INITIAL LEVEL: | 1,500.00 |
| Quarter 1 | 1,506.83 |
| Quarter 2 | 1,513.66 |
| Quarter 3 | 1,520.48 |
| Quarter 4 | 1,527.31 |
| Quarter 5 | 1,534.14 |
| Quarter 6 | 1,540.97 |
| Quarter 7 | 1,547.80 |
| Quarter 8 | 1,554.63 |
| Quarter 9 | 1,561.45 |
| Quarter 10 | 1,568.28 |
| Quarter 11 | 1,575.11 |
| Quarter 12 | 1,581.94 |
| Quarter 13 | 1,588.77 |
| Quarter 14 | 1,595.60 |
| Quarter 15 | 1,602.43 |
| Quarter 16 | 1,609.25 |
| Quarter 17 | 1,616.08 |
| Quarter 18 | 1,622.91 |
| Quarter 19 | 1,629.74 |
| Quarter 20 | 1,636.57 |
| Quarter 21 | 1,643.40 |
| Quarter 22 (Final Valuation Date) | 1,663.88 |
| **Average Closing Level:** | **1,579.15** |
| **Reference Return:** | **5.28%** |
| **Total Return:** | **5.28%** |

If the Reference Return is greater than zero, the Payment at Maturity per $1,000 Principal Amount of Notes will equal $1,000 + ($1,000 x Reference Return). Accordingly, the Payment at Maturity in this example would equal $1,000 plus $1,000 times 5.28%, or $1,052.80.

Example 1 shows that where the Reference Return is greater than zero, the investor will be paid a return based on the Reference Return.

In addition, Example 1 shows that the Average Closing Level may be less than the Official Closing Level on the Final Valuation Date. In that case the Payment at Maturity does not reflect the full performance of the Reference Asset during the term of the Notes (*i.e.*, does not reflect the full performance measured as the difference between the Initial Level and the Official Closing Level on the Final Valuation Date).

In this example, the total return you would receive is 5.28%.

**Example 2: The Reference Asset declines over the term of the Notes.**

| OBSERVATION DATES | OFFICIAL CLOSING LEVELS |
|---|---|
| INITIAL LEVEL: | 1,500.00 |
| Quarter 1 | 1,493.17 |
| Quarter 2 | 1,486.34 |
| Quarter 3 | 1,479.52 |
| Quarter 4 | 1,472.69 |
| Quarter 5 | 1,465.86 |
| Quarter 6 | 1,459.03 |
| Quarter 7 | 1,452.20 |
| Quarter 8 | 1,445.37 |
| Quarter 9 | 1,438.55 |
| Quarter 10 | 1,431.72 |
| Quarter 11 | 1,424.89 |
| Quarter 12 | 1,418.06 |
| Quarter 13 | 1,411.23 |
| Quarter 14 | 1,404.40 |
| Quarter 15 | 1,397.57 |
| Quarter 16 | 1,390.75 |
| Quarter 17 | 1,383.92 |
| Quarter 18 | 1,377.09 |
| Quarter 19 | 1,370.26 |
| Quarter 20 | 1,363.43 |
| Quarter 21 | 1,356.60 |
| Quarter 22 (Final Valuation Date) | 1,336.12 |
| **Average Closing Level:** | **1,420.85** |
| **Reference Return:** | **-5.28%** |
| **Total Return:** | **0.00%** |

If the Reference Return is less than or equal to zero, the Payment at Maturity per $1,000 Principal Amount of Notes will be equal to the $1,000 Principal Amount.

In this example, the total return you would receive is 0.00%.

## THE S&P 500® INDEX ("SPX")

### Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of December 3, 2013 were: Information Technology, Financials, Health Care, Consumer Discretionary and Industrials.

In September 2012, S&P Dow Jones Indices LLC updated its index methodology so that, subject to several exceptions, shareholdings by specified types of insiders that represent more than 5% of the outstanding shares of a security are removed from the float for purposes of calculating the SPX.

*For more information about the SPX, see "The S&P 500® Index" beginning on page S-6 of the accompanying Equity Index Underlying Supplement.*

### Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from November 29, 2008 through November 29, 2013. The closing level for the SPX on November 29, 2013 was 1,805.81. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX during the Observation Period, including on a Call Observation Date or on the Final Valuation Date.

**License Agreement**

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poor's®", "S&P 500®" and "S&P®" are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The S&P 500® Index (the "Index") is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices's only relationship to HSBC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the Notes. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the Notes into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by HSBC, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the Notes.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.75% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Morrison & Foerster LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the Notes until maturity.

Based on the factors described in the section, "U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments," in order to illustrate the application of the noncontingent bond method to the Notes, we have estimated that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be 2.24% per annum (compounded annually). Further, based upon the method described in the section, "U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments" and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,129.49 at maturity.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

| Year | OID |
|------|------|
| 2013 | $0.00 |
| 2014 | $22.38 |
| 2015 | $22.88 |
| 2016 | $23.39 |
| 2017 | $23.92 |
| 2018 | $24.45 |
| 2019 | $12.47 |

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity. U.S. holders should also note that the actual comparable yield and projected payment schedule may be different than as provided in this summary depending upon the actual term of the Notes and market conditions on the date the Notes are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the

Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the Notes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

**Free Writing Prospectus**



**Equity Index Underlying Supplement**



**Prospectus Supplement**



**Prospectus**



**You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.**

# HSBC USA Inc.

## $ Averaging Notes

**December 4, 2013**

## FREE WRITING PROSPECTUS